2/27/03

03012058

SO 3/4/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont

(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Yeung (415)597-2405

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

333 Market Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Frank Ryan
Signature

Chief Financial Officer
Title

(see attached)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Barclays Global Investors Services

(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

Financial Statements and Supplementary Information Pursuant to SEC Rule 17a-5

December 31, 2002

This jurat is attached to: **Annual Audited Report, Form X-17A-5, Part III**
Barclays Global Investors Services

Jurat

State of California
County of San Francisco } ss.

Subscribed and sworn to (or affirmed) before me this **26th** day of **February, 2003** by **Frank Ryan.**

ARLENE R. ANTONIO
Commission # 1277334
Notary Public - California
San Francisco County
My Comm. Expires Sep 17, 2004

Signature of Notary Public

My commission expires –9-17-04

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Financial Condition
December 31, 2002
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 15,001
Marketable securities, at fair value	440
Deposit with clearing organization and depository (Note 8)	1,011
Commissions receivable	5,742
Receivable from affiliate	1,711
Prepaid expenses and other assets	479
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $484 (Note 5)	253
Deferred tax asset, net (Note 6)	793
Total assets	$ 25,430
Liabilities and shareholder's equity	
Liabilities:	
Transaction processing payable	$ 2,397
Accounts payable and accrued liabilities	389
Payable to affiliate	13
Income tax payable	1,894
Other liabilities	4,599
Total liabilities	9,292
Shareholder's equity:	
Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding	-
Additional paid-in capital	1,691
Unearned stock-based compensation	(469)
Retained earnings	14,916
Total shareholder's equity	16,138
Total liabilities and shareholder's equity	$ 25,430

See accompanying notes to the financial statements.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Income
For the Year Ended December 31, 2002
(dollars in thousands)

Revenue	
Commission revenue (Note 2)	$ 32,925
Fee income from affiliate (Note 2 and 3)	9,543
Interest income	137
Other revenue	180
Total revenue	42,785
Expenses	
Transaction processing expense	$ 14,491
Employee compensation, benefits, and other personnel expenses	7,969
Management fees to affiliate (Note 3)	5,623
Occupancy and equipment	814
Travel, entertainment and promotion	456
Other expenses	483
Total expenses	29,836
Income before income tax expense	12,949
Income tax expense (Note 6)	5,340
Net income	$ 7,609

See accompanying notes to the financial statements.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2002
(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Unearned Stock-based Compensation	Retained Earnings	Total Shareholder's Equity
Balance as of January 1, 2002	$ -	$ 1,000	$ -	$ 7,307	$ 8,307
Unearned stock-based compensation		691	(691)		-
Amortization of stock-based compensation			222		- 222
Net income				7,609	7,609
Balance as of December 31, 2002	$ -	$ 1,691	$ (469)	$ 14,916	$ 16,138

See accompanying notes to the financial statements.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Cash Flows
For the Year Ended December 31, 2002
(dollars in thousands)

Cash flows from operating activities:	
Net income	$ 7,609
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization of furniture, equipment and leasehold improvements	201
Loss on disposal of equipment	30
Amortization of stock-based compensation	222
Increase in marketable securities	(338)
Increase in commissions receivable	(3,565)
Increase in deposit with clearing organization and depository	(1,011)
Increase in receivable from affiliate	(1,710)
Increase in prepaid expenses and other assets	(94)
Increase in deferred tax asset, net	(293)
Increase in transaction processing payable	1,316
Increase in accounts payable and accrued liabilities	215
Decrease in payable to affiliate	(35)
Increase in income tax payable	178
Increase in other liabilities	3,586
Net cash provided by operating activities	6,311
Cash flows from investing activities:	
Fixed asset additions	(15)
Net cash used by investing activities	(15)
Net increase in cash and cash equivalents	6,296
Cash and cash equivalents at beginning of year	8,705
Cash and cash equivalents at end of year	$ 15,001
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 5,450

See accompanying notes to the financial statements.

1. Organization

Barclays Global Investors Services (the "Company"), is incorporated in the State of California. The Company is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI") and an indirect subsidiary of Barclays U.S.A. Inc. ("BUSA"). BUSA is a wholly owned subsidiary of Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a company incorporated in the United Kingdom, which is a direct subsidiary of Barclays Bank PLC ("BBPLC").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and the California Department of Corporations and is a member of the National Association of Securities Dealers, Inc. ("NASD"). It carries out marketing activities including certain activities associated with soliciting mutual fund shares and, since March 2000, acts as broker on an agency basis in buying and selling securities. In January 2002, the NASD granted the Company an executing broker license. The Company completed its first trade as an executing broker in February 2002.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingent liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Revenue Recognition

The Company entered into a service agreement with BGI, whereby, the Company provides certain marketing and client relationship services to BGI for a fee. The fee is 101% of the Company's actual monthly operating expenses which do not relate to the brokerage business activities.

The Company also earns agency commissions for acting as broker in buying and selling securities for its customers.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and overnight interest-bearing instruments.

Marketable Securities, at fair value

Marketable securities consist of investments in mutual funds and are classified as trading for financial reporting purposes. Net unrealized gains or losses on marketable securities are included in earnings. Marketable security transactions are recorded on trade date.

Furniture, equipment and leasehold investments

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of 10 years or the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company's results of operations are included in the consolidated federal income tax return of BUSA and in the combined unitary California franchise tax return of BBPLC. The California return of BBPLC is filed on a Water's-Edge election basis. It includes results of the New York branch of BBPLC and the results of all other indirect subsidiaries of BBPLC in the United State of America. Income tax expense is calculated in accordance with Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured at the existing tax rate applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

Stock-based compensation

Certain Company employees have been granted options to purchase shares in BGIUKHL. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Accordingly, compensation expense is recognized over the vesting period based on the estimated fair value of the options on the date of grant as determined by using the Black Scholes model.

3. Related Party Transactions

As discussed in Note 2, the Company provides certain marketing and client relationship services to BGI. Marketing and client relationship fees earned during 2002 were $9.5 million.

The Company entered into a service agreement with BGI whereby BGI provides certain management and administrative services to the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees paid to BGI during 2002 were $5.6 million.

4. Employee Benefits

401(k) Savings Plan

All salaried employees of the Company are eligible to participate in the 401(k) Savings Plan (the "Plan") of BGI. New employees are eligible to participate in the Plan immediately. Under the Plan, the Company makes certain matching contributions for eligible employees who elect salary and/or bonus reduction contributions and who have completed one year of employment. The Company's contributions are immediately vested and are deductible on its corporate income tax returns. A total of $162,114 was contributed by the Company to the Plan in 2002.

Retirement Plan

All salaried employees of the Company are eligible to participate in the Retirement Plan of BGI as of their date of employment. The Retirement Plan is a defined contribution money purchase plan, with the Company's contributions based on a percentage of employees' compensation. The Retirement Plan provides for vesting over three to five years. A total of $189,686 was contributed by the Company to the retirement plan in 2002.

Healthcare, Long-Term Disability and Life Insurance

Healthcare, long-term disability and life insurance benefits are provided through insurance companies whose premiums are based on benefits expected to be paid during the year. The Company recognizes the cost of these benefits by charging to expense its share of annual insurance premiums. The Company charged $150,403 to expense in 2002 related to those benefits.

Executive deferred compensation plan

The company offers a non-qualified deferred compensation plan to certain management personnel. The purpose of the Plan is to encourage long-term retention and to offer market competitive savings opportunity to these employees by matching up to $30,000 or $60,000, depending on service years, of annual deferred compensation, as further defined under the Plan agreement. Management electing to participate in the Plan receive distribution of the vested balance of the plan upon termination of their employment from the Company. The Company also provides participating employees with an investment return on amounts deferred and the vested portion of the employer's match. The Company's required match is recognized as compensation for FICA tax purposes as the benefits vest.

Supplemental Savings Plan

The Company offers a non-qualified deferred compensation plan for eligible employees. The Plan is intended to provide participants with the opportunity to defer compensation in accordance with Internal Revenue Code regulations. The Company does not match employee contributions to this Plan.

Equity Ownership Plan

Certain Company employees participate in an Equity Ownership Plan ("Plan") which provides for options to be granted to certain management personnel for shares in BGIUKHL. The purpose of this long-term incentive plan is to encourage key management and professional talent to maximize the creation of shareholder value by giving them the opportunity to have an equity ownership in BGIUKHL. It is also intended that this Plan enhances the linkage between performance and rewards, thus driving value-creation for the business, and as well, provide an additional means of competitive compensation.

Under the terms of the Plan, options are normally exercisable upon vesting, with a third of the options normally vesting each anniversary of the grant date. If unexercised, the options will lapse ten years after the grant. At December 31, 2002, 156,666 options granted to employees of the Company were outstanding, enabling participants to subscribe for shares in BGIUKHL between 2003 and 2012 at prices of $12.99 to $17.33. The fair value of the options is amortized over the vesting period. Unearned compensation totaled $469,000 at December 31, 2002. Amortization of employee based compensation totaled $222,000 for the year ended December 31, 2002 and is included in Employee Compensation, Benefits, and Other Personnel Expenses in the Statement of Income. The outstanding options have a weighted average remaining life of 9.1 years as of December 31, 2002. The weighted average fair value of the options granted during the year was $4.31.

These calculations require the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Plan. These models also require subjective assumptions including future stock price volatility, dividend yield and expected time to exercise, which greatly affects the calculated values. The following weighted average assumptions were used in the Black-Scholes option-pricing model for options granted in 2002.

	2002
Dividend Yield	0%
Volatility	0%
Risk free interest rate	4.01%
Expected lives	7 years

5. Furniture, Equipment and Leasehold Improvements

At December 31, 2002, furniture, equipment and leasehold improvements consisted of:

(dollars in thousands)

Computer equipment	$ 48
Furniture and office equipment	355
Leasehold improvements	334
	737
Less: Accumulated depreciation and amortization	(484)
	$ 253

Depreciation and amortization totaled $200,523 for the year ended December 31, 2002.

6. Income Taxes

The current and deferred components of the tax provision included in the statement of operations for the year ended December 31, 2002 are as follows:

(dollars in thousands)

U.S. Federal:	
Current	$ 4,448
Deferred	(240)
	4,208
State and local:	
Current	1,184
Deferred	(52)
	1,132
	$ 5,340

Income tax expense attributable to income before income tax expense differed from the amount computed by applying the U.S. Federal income tax rate of 35 percent to pretax income for the year ended December 31, 2002 as a result of the following:

(dollars in thousands)

Computed "expected" tax expense	$ 4,532
Increase in income taxes resulting from:	
State franchise taxes on income, net of Federal income tax benefit	798
Permanent items	10
Effective income tax provision	$ 5,340

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 are presented below:

(dollars in thousands)

Excess tax basis:	
Post retirement benefit accrual	$ 28
Deferred compensation accrual	295
Fixed assets and software	88
Federal benefit of current state tax	380
Other	2
Total gross deferred tax assets	793
Less valuation allowance	-
	793
Deferred tax liabilities:	
Total gross deferred liabilities	-
Net deferred tax assets	$ 793

The Company does not believe a valuation allowance is necessary to reduce the deferred tax asset as it expects to realize the deferred tax asset through sufficient taxable income and tax planning strategies.

7. Commitments and Contingent Liabilities

The Company leases office space in various locations pursuant to a long-term lease agreements with third parties. These leases expire at certain dates through December 31, 2005, and contain various renewal and expansion options.

Future minimum payments under noncancelable operating leases with terms in excess of one year as of December 31, 2002 are as follows:

(dollars in thousands)

2003	$ 202
2004	205
2005	69
	$ 476

8. Cash Deposit with Clearing Organization

The Company clears certain securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement, the Company is required to maintain with the broker a security deposit in the amount of $1 million in cash.

9. Commitments and Risks

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. All unsettled trades at December 31, 2002 have settled with no resulting liability to the Company. During 2002, the Company did not have a loss due to counter-party failure.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $10.1 million, which was $9.5 million in excess of its required net capital of $620 thousand. The Company's net capital ratio was 0.92 to 1.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002
(dollars in thousands, except ratios) **Schedule I**

Computation of net capital		
Total shareholder's equity (from statement of financial condition)		$ 16,138
Discretionary liabilities (net of tax benefit)		-
Total shareholder's equity and allowable credits		16,138
Less non-allowable assets:		
Marketable securities, at fair value		440
Receivable from affiliate		1,711
Furniture, equipment and leasehold improvements, net		253
Prepaid expenses and other assets (Note 2)		2,566
Deferred tax asset, net		793
Broker interest receivable		11
Broker commission receivable greater than 30 days		1
Total deductions and/or charges		5,775
Less haircuts on securities positions		246
Net capital		$ 10,117
Computation of aggregate indebtedness		
Total liabilities (less discretionary liabilities)		$ 9,292
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 620
Minimum dollar net capital requirement	(B)	$ 5
Net capital requirement (greater of (A) or (B))		$ 620
Excess net capital (net capital less net capital requirement)		$ 9,497
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 9,188
Ratio: Aggregate indebtedness to net capital		0.92 to 1

Note (1) There is no difference between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 Focus Report.

Note (2) The balance includes certain cash and cash equivalents which totaled $2 million as of December 31, 2002.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission **Schedule II**

The Company claims exemption from SEC Rule 15c3-3 under subparagraphs (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Supplementary Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In planning and performing our audit of the financial statements and supplemental schedules of Barclays Global Investors Services (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

PRICEWATERHOUSECOOPERS

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2003